Exhibit 99.6
Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	2

PART II – FINANCIAL STATEMENT ANALYSIS	7

PART III – RISKS AND UNCERTAINTIES	20

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	23

FORWARD-LOOKING STATEMENTS
This interim report to unitholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Office Properties Canada. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance, or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information, because they involve assumptions, known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of Brookfield Office Properties Canada to differ materially from anticipated future results, performance, or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada, including the Annual Information Form under the heading “Business of Brookfield Office Properties Canada – Risk Factors.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Management’s Discussion and Analysis of Financial Results
November 8, 2011

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in this Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2011 includes material information up to November 8, 2011. Financial data provided has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of Canadian dollars except per unit amounts. Amounts in U.S. dollars are identified as “US$.”

Brookfield Office Properties Canada (“BOX” or the “Trust”) was formed in connection with the reorganization of BPO Properties Ltd. (“BPP”) on May 1, 2010, in which its directly owned office assets were transferred to the Trust. In connection with the reorganization, the Trust also acquired Brookfield Office Properties Inc.’s (“BPO” or “Brookfield Office Properties”) interest in Brookfield Place, which includes Bay Wellington Tower and partial interests in the retail concourse and parking operations. The transfers and acquisition of office assets were under common control before and after the reorganization; therefore, financial results of the Trust are presented on a continuity-of-interest basis. Comparatives shown in the MD&A are on the basis as if the Trust had always been in existence and represent a carve-out from the consolidated interim financial statements of BPP combined with the acquired interest in Brookfield Place.

The following discussion and analysis is intended to provide readers with an assessment of the performance of BOX over the past nine months as well as our financial position and future prospects. It should be read in conjunction with the consolidated interim financial statements and appended notes, which begin on page 28 of this report. In our discussion of operating performance, we refer to net operating income, funds from operations, and adjusted funds from operations on a total and per-unit basis. We define net operating income as income from property operations after operating expenses have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). We define funds from operations as net income prior to extraordinary items, one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate. Adjusted funds from operations is typically a measure used to assess an entity’s ability to pay distributions. We provide the components of net operating income on page 18, a reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 20, and a reconciliation of cash generated from operations to adjusted funds from operations on page 21. Net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficepropertiescanada.com or at www.sedar.com.

OVERVIEW OF THE BUSINESS
The Trust invests and operates commercial office properties in Toronto, Calgary, and Vancouver.

At September 30, 2011, the fair value of BOX’s total assets was $4,249.3 million. During the three months ended September 30, 2011, we generated $50.7 million of net income ($0.55 per unit), $30.0 million of funds from operations ($0.32 per unit), and $23.6 million of adjusted funds from operations ($0.25 per unit).

FINANCIAL HIGHLIGHTS
BOX’s financial results are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per-unit amounts)	2011	2010	2011	2010
Results of operations
Total revenue	$109.1	$111.2	$326.6	$318.0
Net income	50.7	39.0	138.5	94.6
Funds from operations	30.0	34.9	93.9	92.2
Adjusted funds from operations	23.6	27.0	69.9	63.8
Distributions	25.2	22.3	75.5	37.2
Per unit amounts – attributable to unitholders
Net income	0.55	0.42	1.49	1.02
Funds from operations	0.32	0.38	1.01	0.99
Adjusted funds from operations	0.25	0.29	0.75	0.68
Distributions	0.27	0.24	0.81	0.40

(Millions, except per-unit amounts)	Sept. 30, 2011	Dec. 31, 2010
Balance sheet data
Total assets	$4,249.3	$4,007.2
Commercial properties	4,064.7	3,965.0
Commercial property debt	1,742.4	1,591.8
Total equity	2,408.1	2,344.9
Value per Trust unit	25.84	25.16

COMMERCIAL-PROPERTY OPERATIONS
Our strategy is to own premier properties in dynamic and supply-constrained markets with high barriers to entry, creating one of Canada’s most distinguished portfolios of office properties. Our commercial-property portfolio consists of interests in 19 properties totaling 14.2 million square feet, including 2.6 million square feet of parking. Our markets are the financial and energy sectors in the cities of Toronto, Calgary, and Vancouver. Our strategy is concentrating operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing initiatives;

•	Prudent capital management, including the refinancing of mature properties; and

•	Acquiring high-quality commercial properties in our primary markets for value when opportunities arise.

The following table summarizes our commercial-property portfolio by region:

Region	Number of Properties	Total Area (000’s Sq. Ft.)	BOX’s Owned Interest (000’s Sq. Ft.)	Fair Value (Millions)	Fair Value Per Sq. Ft.	Debt (Millions)	Net Book Equity(1) (Millions)
Eastern region	10	6,855	5,945	$2,430.6	$409	$1,035.9	$1,394.7
Western region	9	7,389	4,122	1,634.1	396	706.5	927.6
Total	19	14,244	10,067	$4,064.7	$404	$1,742.4	$2,322.3
(1) Excludes working capital.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 500,000 square feet of space in the portfolio include Suncor Energy Inc., Imperial Oil, Talisman Energy, and Government and related agencies. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, beginning on page 20.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and 10-year terms. As a result of this strategy, approximately 4.4% of our leases, on average, mature annually up to 2015.

Our average lease term is ten years. The following is a breakdown of lease maturities by region with associated in-place rental rates:

Total Portfolio				Toronto, Ontario			Calgary, Alberta
			Net Rent			Net Rent			Net Rent
	000's		per	000's		per	000's		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	258	2.2		207	3.9		33	0.6
2011	68	0.6	$24	47	0.9	$25	17	0.3	$25
2012	263	2.3	30	159	3.0	31	68	1.2	33
2013	569	4.9	29	356	6.6	29	106	1.9	33
2014	290	2.5	31	205	3.8	30	60	1.1	34
2015	947	8.2	31	390	7.2	33	482	8.5	30
2016	1,443	12.4	26	640	11.9	29	758	13.4	22
2017	456	3.9	28	341	6.3	29	67	1.2	26
2018 & beyond	7,321	63.0	33	3,039	56.4	32	4,048	71.8	34
Parking	2,629	—	—	1,468	—	—	897	—	—
Total	14,244	100.0		6,852	100.0		6,536	100.0
Average market net rent(2) (3)			$32			$33			$32

	Vancouver, B.C.			Other
			Net Rent			Net Rent
	000’s		per	000’s		Per
Year of Expiry	Sq. Ft.	%	Sq. Ft.(1)	Sq. Ft.	%	Sq. Ft.(1)
Currently available	18	3.1		—	—
2011	4	0.7	$13	—	—	$—
2012	36	6.2	23	—	—	—
2013	106	18.0	23	1	33.3	32
2014	25	4.2	27	—	—	—
2015	75	12.7	25	—	—	—
2016	45	7.6	27	—	—	—
2017	48	8.1	24	—	—	—
2018 & beyond	232	39.4	14	2	66.7	28
Parking	264	—	—	—	—	—
	853	100.0		3	100.0
Average market net rent(2)			$32			$25

(1)	Net rent at expiration of lease.
(2)
Average market rent represents management’s estimate of average rent per square foot for buildings of similar quality to our portfolio. However, it may not necessarily be representative of the specific space that is rolling in any specific year. Included on page 20 is the average leasing net rent achieved on our year-to-date leasing as compared to the average expiring net rent.

(3)	Average market rent for Toronto reflects higher market rents for Bay Wellington Tower and Bay Adelaide Centre which comprise 48% of BOX’s exposure in Toronto.

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net operating income;
•	Funds from operations per unit;
•	Adjusted funds from operations per unit;
•	Net income per unit;
•	Overall indebtedness level;
•	Weighted-average cost of debt; and
•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cash flow is monitored and analyzed using net income, net operating income, funds from operations, and adjusted funds from operations. Although net income is calculated in accordance with IFRS, net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other entities. We provide the components of net operating income and a full reconciliation of net income to funds from operations and adjusted funds from operations beginning on page 17 of this MD&A.

Net Operating Income
Net operating income is defined as income from property operations after operating expenses have been deducted but prior to deducting interest expense, general and administrative expenses, and fair value gains (losses). Net operating income is used as a key indicator of performance, as it represents a measure over which management has control.

Funds from Operations
We define funds from operations as net income prior to extraordinary items, one-time transaction costs, fair value gains (losses), and certain other non-cash items, if any. Although we believe funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, adjusted funds from operations, net operating income, and net income are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of net income to funds from operations on page 17.

Adjusted Funds from Operations
Adjusted funds from operations is defined as funds from operations net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures, and straight-line rental income. Adjusted funds from operations is typically a measure used to assess an entity’s ability to pay distributions. We provide a reconciliation of cash generated from operations to adjusted funds from operations on page 18.

Net Income
Net income is calculated in accordance with IFRS. Net income is used as a key indicator in assessing the profitability of the Trust.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income, net operating income, funds from operations, and adjusted funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates as market conditions permit; and
•	Reduction in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;
•	The availability of debt capital at a cost and on terms conducive to our goals; and
•	The availability of new property acquisitions that fit into our strategic plan.

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $4,249.3 million at September 30, 2011 (compared to $4,007.2 million at December 31, 2010). The following is a summary of our assets:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Non-current assets
Investment properties	$ 4,064.7	$ 3,965.0

Current assets
Tenant receivables and other assets	29.3	21.8
Cash and cash equivalents	155.3	20.4
	184.6	42.2
Total	$ 4,249.3	$ 4,007.2

INVESTMENT PROPERTIES
Investment properties comprise our direct interests in wholly owned properties and our proportionate share in jointly controlled properties.

The fair value of our investment properties was $4,064.7 million as at September 30, 2011 (compared to $3,965.0 million at December 31, 2010). The increase in value of investment properties is primarily attributable to increases at Bay Adelaide Centre West Tower and Bay Wellington Tower in Toronto and Suncor Energy Centre and Bankers Hall in Calgary during the nine months ended September 30, 2011.

A breakdown of our investment properties is as follows:

			BOX’s	Fair Value	Fair Value
	Number of	Total Area	Owned Interest	Sept. 30, 2011	Dec. 31, 2010
	Properties	(000's Sq. Ft.)	(000's Sq. Ft.)	(Millions)	(Millions)
Eastern region	10	6,855	5,945	$2,430.6	$2,380.1
Western region	9	7,389	4,122	1,634.1	1,584.9
Total investment properties	19	14,244	10,067	$4,064.7	$3,965.0
Fair value per Sq. ft.				$404	$388

The key valuation metrics for our investment properties are as follows:

	September 30, 2011				December 31, 2010
	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)	Value psf	Discount Rate	Terminal Cap Rate	Hold Period (yrs)
Eastern region	$ 409	6.7%	6.2%	12	$390	6.7%	6.2%	12
Western region	396	7.0%	6.4%	10	385	7.0%	6.4%	10
Average	$ 404	6.9%	6.3%	11	$388	6.9%	6.3%	11

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements or tenant inducements for leased space in order to accommodate the specific space requirements of the tenant. In addition to these allowances, leasing commissions are paid to third-party brokers and Brookfield Properties Management Corporation. For the three and nine months ended September 30, 2011, such expenditures totaled $9.9 million and $36.8 million respectively (compared to $9.3 million and $23.6 million during the same periods in 2010). The increase is primarily related to tenant installation costs incurred on the lease-up of space at Bay Adelaide Centre West Tower, Suncor Energy Centre, Bay Wellington Tower and Bankers Court.

We also invest in ongoing maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three and nine months ended September 30, 2011 totaled $2.8 million and $8.4 million, respectively, (compared to $3.0 million and $7.8 million during the same periods in 2010). These expenditures exclude repairs and maintenance costs. Fluctuations in our capital expenditures vary period over period based on required and planned expenditures on our properties. Capital expenditures include non-sustainable capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and sustainable expenditures, which are those required in order to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity. For the three and nine months ended September 30, 2011, non-sustainable capital expenditures primarily consist of washroom upgrades at Suncor Energy Centre, HSBC Building, and Fifth Avenue Place and fire alarm system upgrade at Bay Wellington Tower. Capital expenditures are recoverable in some cases through contractual tenant cost-recovery payments. During the three and nine months ended September 30, 2011, $nil and $5.2 million respectively, of our total capital expenditures were recoverable, compared with $1.7 million and $4.3 million during the same periods in the prior year.

The following table summarizes the second generation leasing commissions, sustainable capital expenditures, and tenant improvements recorded on our investment properties during the three and nine months ended September 30, 2011, as well as the normalized level of activities. The normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years. Second generation leasing commissions and tenant improvements vary with the timing of renewals, vacancies, and tenant mix. These costs historically have been lower for renewals of existing tenants compared to new tenants. Refer to the reconciliation of funds from operations to adjusted funds from operations on page 18.

For the three and nine months ended September 30, 2011, second-generation leasing commissions and tenant improvements consisted primarily of leasing commissions incurred at Bay Wellington Tower, Exchange Tower, 105 Adelaide St. West, Hudson’s Bay Centre, Bankers Hall and Fifth Avenue Place, and tenant improvements at Bay Wellington Tower, Bankers Court, Suncor Energy Centre, and Fifth Avenue Place related to tenant build-outs.

	Three months ended Sept. 30		Nine months ended Sept. 30		Normalized quarterly activities
(Millions)	2011	2010	2011	2010	2011
Second-generation leasing commissions and tenant improvements	$9.7	$5.6	$26.9	$13.5	$3.8
Sustainable capital expenditures	0.1	1.4	2.2	2.5	0.9
Total	$9.8	$7.0	$29.1	$16.0	$4.7

The following table summarizes the changes in value of our investment properties during the nine months ended September 30, 2011:

(Millions)	Sept. 30, 2011
Beginning of period	$3,965.0
Additions:
Capital expenditures	28.9
Leasing commissions	11.8
Tenant inducements	4.5
Fair value gains	44.6
Other changes	9.9
End of period	$4,064.7

TENANT RECEIVABLES AND OTHER ASSETS
Tenant receivables and other assets increased to $29.3 million on September 30, 2011, from $21.8 million at December 31, 2010. The increase is primarily related to an increase in prepaid realty taxes.

The components of tenant receivables and other assets are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Tenant and other receivables	$18.7	$15.4
Prepaid expenses and other assets	9.8	5.6
Restricted cash	0.8	0.8
Total	$29.3	$21.8

CASH AND CASH EQUIVALENTS
We endeavor to maintain high levels of liquidity to ensure that we can meet distribution requirements and react quickly to potential investment opportunities. At September 30, 2011, cash balances were $155.3 million, compared to $20.4 million at December 31, 2010.

LIABILITIES AND EQUITY
Our asset base of $4,249.3 million is financed with a combination of debt and equity. The components of our liabilities and equity are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Liabilities
Non-current liabilities
Commercial property debt	$1,142.8	$ 1,066.4

Current liabilities
Commercial property debt	599.6	525.4
Accounts payable and other liabilities	98.8	70.5
	1,841.2	1,662.3

Equity
Trust units	550.4	550.2
Retained earnings	111.6	93.9
Unitholders’ equity	662.0	644.1
Non-controlling interest	1,746.1	1,700.8
	2,408.1	2,344.9
Total liabilities and equity	$4,249.3	$ 4,007.2

COMMERCIAL PROPERTY DEBT
Commercial property debt (current and non-current) totaled $1,742.4 million at September 30, 2011 (compared to $1,591.8 million at December 31, 2010). Commercial property debt at September 30, 2011 had a weighted-average interest rate of 5.2%. Debt on our commercial properties are mainly non-recourse, thereby reducing overall financial risk to the Trust.

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At September 30, 2011, the average term to maturity of our commercial property debt was three years, compared to our average lease term of ten years. Upon refinancing the floating-rate debt at Bay Adelaide Centre West Tower with long-term debt, the debt maturity profile will better match the average lease term of our properties.

During the first quarter of 2011, we completed the refinancing of Queen’s Quay Terminal in Toronto for $90.0 million, generating net proceeds of $58.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing April 1, 2021 and bears interest at 5.40% per annum.

During the second quarter of 2011, we exercised the second extension option on the Bay Adelaide Centre West Tower debt to extend the maturity an additional year to July 2012. We also established bilateral agreements with a number of Canadian chartered banks for an aggregate revolving unsecured credit facility of $125.0 million with a three-year term and one one-year extension option. As of September 30, 2011, the balance drawn on these facilities was $nil.

During the third quarter of 2011, we completed the refinancing of Fifth Avenue Place in Calgary for $175.0 million, generating net proceeds of $109.0 million after repayment of the previous mortgage. The new debt has a 10-year term maturing August 5, 2021 and bears interest at 4.71% per annum.

The details of commercial property debt at September 30, 2011, are as follows:

		Interest	Maturity	BOX’s Share
	Location	Rate %	Date	(Millions)	Mortgage Details
Commercial Property
Exchange Tower	Toronto	6.8	April 2012	$56.7	Non-recourse - fixed rate
Royal Centre	Vancouver	5.0	May 2012	113.2	Non-recourse - fixed rate
Bay Adelaide Centre West Tower(1)	Toronto	2.6	July 2012	404.7	Limited recourse - floating rate
HSBC Building	Toronto	8.2	October 2012	20.7	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	5.3	February 2013	21.4	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.4	April 2013	257.5	Non-recourse - fixed rate
Bay Wellington Tower	Toronto	6.8	April 2013	62.0	Non-recourse - fixed rate
Hudson's Bay Centre(2)	Toronto	5.2	May 2013	107.0	Limited recourse - fixed rate
Bankers Hall	Calgary	6.7	November 2013	10.3	Non-recourse - fixed rate
Bankers Hall	Calgary	7.2	November 2013	151.9	Non-recourse - fixed rate
Suncor Energy Centre(3)	Calgary	6.4	June 2014	212.3	Non-recourse - fixed rate
22 Front St. West	Toronto	6.2	October 2020	18.9	Non-recourse - fixed rate
Bankers Court	Calgary	5.0	November 2020	47.2	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.4	April 2021	89.3	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.7	August 2021	175.0	Non-recourse - fixed rate

Corporate
$125M Corporate Revolver(4)	—	3.2	June 2014	—	Recourse - floating rate
		5.2		1,748.1
Deferred financing costs				(5.7)
Total		5.2		$1,742.4
(1)	This loan has limited recourse to the Trust’s parent, BPP, for up to $60.0 million.
(2)
This loan has limited recourse to the Trust’s parent, BPP, for up to $15.0 million. A two-year extension option that extends the maturity to May 2015 is  available to the Trust provided that certain debt service and loan-to-value thresholds are met.

(3)	This loan includes a $33.8 million unsecured loan payable to the property’s joint venture partner.
(4)	A one-year extension option that extends the maturity to June 2015 is available to the Trust provided that no material defaults have occurred.

Commercial property debt maturities for the next five years and thereafter are as follows:

(Millions, except interest data)	Scheduled Amortization	Maturities	Total	Weighted-Average Interest Rate (%) at Sept. 30, 2011
Remainder of 2011	$9.9	$—	$9.9	—%
2012	27.8	590.5	618.3	3.6%
2013	16.3	584.1	600.4	6.4%
2014	9.8	198.6	208.4	6.4%
2015	7.9	—	7.9	—%
2016 and thereafter	52.9	244.6	297.5	5.0%
Total	$124.6	$1,617.8	$1,742.4	5.2%

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and beyond:

	Payments Due By Period

(Millions)	Total	1 year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$1,742.4	$599.6	$836.4	$16.3	$290.1
Interest expense – commercial property debt(2)	266.0	77.7	94.9	30.0	63.4
Minimum rental payments - ground leases(3)	337.2	3.7	7.4	7.4	318.7
	$2,345.6	$681.0	$938.7	$53.7	$672.2
(1) Net of transaction costs.
(2)Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based at current interest rates.
(3) Represents minimum rental payments, on an undiscounted basis, on land leases or other agreements.

CREDIT RATINGS
We are currently rated by one credit rating agency, Dominion Bond Rating Service Inc. (“DBRS”). We are committed to arranging our affairs to maintain this rating and improve further over time.

Our credit rating at September 30, 2011, and at the date of this report was:

DBRS
Issuer Rating	BBB(stable)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our Trust units, as such rating does not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of commitments, guarantees, and contingencies can be found in Note 12 of the consolidated interim financial statements.

INCOME TAXES
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder and no current and deferred tax provisions are required on the Trust’s income.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $98.8 million at September 30, 2011 (compared to $70.5 million at December 31, 2010). The increase is primarily related to accrued interest on semi-annual debts at Bay Wellington Tower, Exchange Tower, Suncor Energy Centre and Fifth Avenue Place and timing of accrued liabilities.

A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Accounts payable and accrued liabilities	$78.6	$60.8
Accrued interest	20.2	9.7
Total	$98.8	$70.5

EQUITY
The components of equity are as follows:

(Millions)	Sept. 30, 2011	Dec. 31, 2010
Trust units	$550.4	$550.2
Retained earnings	111.6	93.9
Unitholders’ equity	662.0	644.1
Non-controlling interest	1,746.1	1,700.8
Total	$2,408.1	$2,344.9

The following tables summarize the changes in the units outstanding during the three and nine months ended September 30, 2011 and September 30, 2010:

	Three months ended Sept. 30, 2011		Nine months ended Sept. 30, 2011
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	26,100,669	67,088,022	26,095,603	67,088,022
Units issued pursuant to Distribution Reinvestment Plan	4,770	—	9,836	—
Total units outstanding on September 30, 2011	26,105,439	67,088,022	26,105,439	67,088,022

	Three months ended Sept. 30, 2010		Nine months ended Sept. 30, 2010
	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Units issued and outstanding at beginning of period	20,297,813	72,883,405	20,297,801	72,883,405
Units issued pursuant to Distribution Reinvestment Plan	812	—	824	—
Total units outstanding on September 30, 2010	20,298,625	72,883,405	20,298,625	72,883,405

In October 2011, we renewed our normal course issuer bid for our Trust Units for a further one year period. During the twelve month period commencing November 5, 2011 and ending November 4, 2012, we may purchase on the Toronto Stock Exchange up to 1,305,347 Trust Units, representing approximately 5% of our issued and outstanding Trust Units. A copy of the Notice of Intention relating to our normal course issuer bid may be requested at no charge from the Trust.

Trust Units
Each Trust Unit is transferable and represents an equal, undivided, beneficial interest in BOX and any distributions, whether of net income, net realized capital gains, or other amounts, and in the event of the termination or winding-up of the Trust, in the Trust’s net assets remaining after satisfaction of all liabilities. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders. The Trust Units have no conversion, retraction or redemption rights.

Special Voting Units
Special Voting Units are only issued in tandem with Class B limited partnership units (“Class B LP Units”) of Brookfield Properties Office Canada LP (“BOPC LP”)  and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such Special Voting Units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for Trust Units or purchased for cancellation, the corresponding Special Voting Units will be cancelled for no consideration.

Each Special Voting Unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of the unitholders or in respect of written resolutions of the unitholders, Special Voting Units do not confer upon the holders thereof any other rights. A Special Voting Unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, or any distributions (whether of net income, net realized capital gains or other amounts) or in any net assets in the event of termination or winding-up.

Non-controlling interest
The Trust classifies the outstanding Class B LP Units as non-controlling interest for financial statement purposes in accordance with IFRS. The Class B LP Units are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder. Each Class B LP Unit is accompanied by a Special Voting Unit which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of unitholders of BOX. The holders of Class B LP Units are entitled to receive distributions when declared by BOPC LP equal to the per-unit amount of distributions payable to each holder of Trust Units. However, the Class B LP Units have limited voting rights over BOPC LP.

The following tables present distributions declared to Trust unitholders and non-controlling interest for the three and nine months ended September 30, 2011 and September 30, 2010:

	Three months ended Sept. 30, 2011		Nine months ended Sept. 30, 2011
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash	$4.7	$12.1	$18.7	$ 48.4
Payable as of September 30, 2011	2.4	6.0	2.4	6.0
Total	7.1	18.1	21.1	54.4
Per unit	$0.27	$0.27	$0.81	$ 0.81

	Three months ended Sept. 30, 2010		Nine months ended Sept. 30, 2010(1)
(Millions)	Trust Units	Class B LP Units	Trust Units	Class B LP Units
Paid in cash	$3.2	$11.6	$6.4	$ 23.3
Payable as of September 30, 2010	1.6	5.9	1.6	5.9
Total	4.8	17.5	8.0	29.2
Per unit	$0.24	$0.24	$0.40	$ 0.40
(1) Represents five months of distributions in 2010 as the Trust was formed on May 1, 2010.

The Trust determines annual distributions to unitholders by looking at forward-looking cash flow information, including forecasts and budgets and the future business prospects of the Trust. The Trust does not consider periodic cash flow fluctuations resulting from items such as the timing of property operating costs, property tax installments, or semi-annual debenture and mortgage payable interest payments in determining the level of distributions to unitholders. To determine the level of cash distributions made to unitholders, the Trust considers the impact of, among other items, the future growth in the income-producing portfolio, future acquisitions, and leasing related to the income-producing portfolio. Annual distributions to unitholders are expected to continue to be funded by cash flows generated from BOX’s portfolio.

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted-average cost of capital, in order to enhance returns for unitholders. Our principal liquidity needs for the next twelve months are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	make distributions;
•	fund those capital expenditures deemed mandatory, including tenant improvements; and
•	fund investing activities, which could include:
▪	discretionary capital expenditures; and
▪	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand and cash flows generated from operating and financing activities. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our credit facilities and refinancings (including upward refinancings) of maturing indebtedness are our principal sources of capital used to pay operating expenses, distributions, debt service, capital expenditures, and leasing costs in our commercial-property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and by controlling operating expenses. We believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds for our short-term liquidity needs and to fund anticipated ongoing distributions. However, material changes in these factors may adversely affect our net cash flows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, unit distributions, and capital expenditures. We plan to meet these needs with one or more of the following:

•	cash flow from operations; and
•	refinancing opportunities.

Our commercial-property debt is primarily fixed-rate and non-recourse to the Trust. These investment-grade financings are typically structured on a loan-to-appraised-value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit-quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property and enhances equity returns.

Most of our borrowings are in the form of long-term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment-grade characteristics ensures that debt levels on any particular asset can typically be maintained throughout a business cycle. This enables us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

To help ensure we are able to react to investment opportunities quickly and on a value basis, we attempt to maintain a high level of liquidity. Our primary sources of liquidity consist of cash and cash equivalents. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations, or refinancings.

At September 30, 2011, we had approximately $280.3 million of liquidity consisting of $155.3 million of cash on hand, and $125.0 million of undrawn capacity on our credit facility.

Cost of Capital
We continually strive to reduce our weighted-average cost of capital and improve unitholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As of September 30, 2011, our weighted-average cost of capital, assuming a 10.0% return on equity, was 7.8%. Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing that can be placed on our assets, which is a function of the high-quality nature of both the assets and the tenant base that comprises our portfolio.

The following schedule details the capitalization of the Trust and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions, except cost of capital data)	Sept. 30, 2011	Dec. 31, 2010	Sept. 30, 2011	Dec. 31, 2010
Liabilities
Commercial property debt	5.2%	5.4%	$1,742.4	$1,591.8
Unitholders’ equity
Trust units(3)	10.0%	9.0%	571.3	565.1
Other equity
Non-controlling interest(3)	10.0%	9.0%	1,468.8	1,452.7
Total	7.8%	7.4%	$3,782.5	$3,609.6
(1)	Total weighted-average cost of capital is calculated on the weighted average of underlying value.
(2)	Underlying value of liabilities presents the cost to retire debt on maturity. Underlying value of unitholders’ equity and other equity is based on the closing unit price of BOX.
(3)	Assumes a 10.0% and 9.0% return on equity for September 30, 2011 and December 31, 2010, respectively.

OPERATING RESULTS
Set out below is a summary of the various components of our income statement results. Discussion of each of these components is provided on the following pages.

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2011	2010	2011	2010
Net operating income
Revenue	$109.0	$111.1	$326.0	$317.0
Operating expenses	52.1	50.8	153.7	150.2
	56.9	60.3	172.3	166.8
Investment and other income	0.1	0.1	0.6	1.0
	57.0	60.4	172.9	167.8
Expenses
Interest	23.1	21.7	67.2	64.2
General and administrative	3.9	3.8	11.8	11.4
Transaction costs	—	—	—	4.9
Income before fair value gains	30.0	34.9	93.9	87.3
Fair value gains	20.7	4.1	44.6	7.3
Net income and comprehensive income	$50.7	$39.0	$138.5	$94.6
Net income and comprehensive income attributable to:
Unitholders	14.2	8.5	38.8	20.6
Non-controlling interest	36.5	30.5	99.7	74.0
	$50.7	$39.0	$138.5	$94.6
Net income per Trust unit	$0.55	$0.42	$1.49	$1.02

REVENUE
Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent, and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $109.0 million and $326.0 million for the three and nine months ended September 30, 2011, respectively (compared to $111.1 million and $317.0 million during the same periods in 2010). The increase year over year is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower and the continued growth in same property revenues.

The components of revenue are as follows:
	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Rental revenue	$106.9	$102.1	$315.1	$294.7
Straight-line rental income	1.7	3.6	9.9	15.5
Lease termination and non-recurring income	0.4	5.4	1.0	6.8
Commercial property revenue	109.0	111.1	326.0	317.0
Investment and other income	0.1	0.1	0.6	1.0
Total	$109.1	$111.2	$326.6	$318.0

NET OPERATING INCOME
Our commercial property net operating income for the three and nine months ended September 30, 2011, was $56.9 million and $172.3 million, respectively (compared to $60.3 million and $166.8 million during the same periods in 2010). The increase year over year is primarily due to the increase in occupancy at Bay Adelaide Centre West Tower and the continued growth in same property net operating income.

The components of commercial property net operating income from operations are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Revenue from commercial property operations	$109.0	$111.1	$326.0	$317.0
Operating expenses	52.1	50.8	153.7	150.2
Total	$56.9	$60.3	$172.3	$166.8

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Net operating income – same property	$56.5	$54.9	$171.3	$160.0
Lease termination and non-recurring income	0.4	5.4	1.0	6.8
Total	$56.9	$60.3	$172.3	$166.8

Our strategy of owning premier properties in high-growth, and in many instances supply-constrained markets with high barriers to entry, along with our focus on executing long-term leases with strong credit-rated tenants, has created one of Canada’s most distinguished portfolios of office properties. In the past, this strategy has reduced our exposure to the cyclical nature of the real estate business. In the third quarter of 2011, we continued to reduce our lease expiry profile. We feel confident with our current rollover risk exposure and are focused on working towards renewals on expiries in the upcoming months, as well as continuing to manage our rollover exposure in the future years.

Our leases generally have clauses that provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit-quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three and nine months ended September 30, 2011, we recognized $1.7 million and $9.9 million, respectively, of straight-line rental revenue (compared to $3.6 million and $15.5 million during the same periods in 2010). The decrease over the prior year is primarily due to the expiry of free rent periods for the first generation tenants at Bay Adelaide Centre West Tower in Toronto.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning, and other property-related expenses, were $52.1 million and $153.7 million for the three and nine months ended September 30, 2011, respectively (compared to $50.8 million and $150.2 million during the same periods in 2010).

Substantially all of our leases are net leases, in which the lessee is required to pay its proportionate share of the property’s operating expenses such as utilities, repairs, insurance, and taxes. Consequently, leasing activity is the principal contributor to the change in same-property net operating income. Our total portfolio occupancy rate increased to 97.8% at September 30, 2011, up 70 basis points from year-end 2010. At September 30, 2011, average in-place net rent throughout the portfolio was $28 per square foot, compared with an average market rent of $32 per square foot.

The following table shows the average lease term, in-place rents, and estimated current market rents for similar space in each of our markets as of September 30, 2011:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
Region	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
Toronto, Ontario(1)	5,384	7.8	28	33
Calgary, Alberta	5,639	12.0	28	32
Vancouver, B.C.	589	8.8	18	32
Other	3	4.8	29	25
Total	11,615	9.9	28	32

(1) Reflects higher market rents for Bay Wellington Tower and Bay Adelaide Centre, which comprise 48% of BOX’s exposure in Toronto.

A summary of current and historical occupancy levels at September 30 for the past two years is as follows:

		Sept. 30, 2011		Sept. 30, 2010
	Leasable	%	Leasable	%
(000’s Sq. Ft., except % leased data)	Area	Leased	Area	Leased
Toronto, Ontario	5,384	96.2	5,436	94.7
Calgary, Alberta	5,639	99.4	5,639	98.4
Vancouver, B.C.	589	97.0	589	97.5
Other	3	100.0	3	100.0
Total	11,615	97.8	11,667	96.6

During the nine months ended September 30, 2011, we leased 2,459,000 square feet of space, which included 424,000 square feet of new leasing and 2,035,000 square feet of renewals, compared to expiries of 470,000 square feet and accelerated expiries of 1,955,000. The average leasing net rent was $32 per square foot, which is an increase of 14.3% over the average expiring net rent of $28 per square foot.

The details of our leasing activity for the nine months ended September 30, 2011, are as follows:

	Dec. 31, 2010(1)		Activities during the nine months ended Sept. 30, 2011						Sept. 30, 2011
	Total			Average		Year One(2)	Average(3)		Total
	Leasable			Expiring		Leasing	Leasing		Leasable
(000's Sq. Ft.)	Area	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	Other(4)	Area	Leased
Toronto, Ontario	5,436	5,194	(893)	$ 26	876	$ 32	$ 33	(52)	5,384	5,177
Calgary, Alberta	5,639	5,552	(1,458)	30	1,513	31	32	—	5,639	5,607
Vancouver, B.C.	589	575	(74)	23	70	32	33	—	589	571
Other	3	3	—	—	—	—	—	—	3	3
Total Leasing	11,667	11,324	(2,425)	$ 28	2,459	$ 31	$ 32	(52)	11,615	11,358
(1) Restated for re-measurements.
(2) Represents net rent in the first year.
(3) Represents average net rent over lease term.
(4) Retail space reverted back to co-owner upon lease expiry at Hudson’s Bay Centre.

INVESTMENT AND OTHER INCOME
Investment and other income totaled $0.1 million and $0.6 million during the three and nine months ended September 30, 2011, respectively (compared to $0.1 million and $1.0 million during the same periods in 2010).  The amounts primarily include interest earned on cash balances as well as other investments.

INTEREST EXPENSE
Interest expense totaled $23.1 million and $67.2 million during the three and nine months ended September 30, 2011, respectively (compared to $21.7 million and $64.2 million during the same periods in 2010). The increase is due to the rise in the floating rate applicable to Bay Adelaide Centre West Tower, coupled with the permanent fixed rate financing placed on Bankers Court during the fourth quarter of 2010 and the up-financings of Queen’s Quay Terminal during the first quarter of 2011 and Fifth Avenue Place during the third quarter of 2011.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses were $3.9 million and $11.8 million during the three and nine months ended September 30, 2011, respectively (compared to $3.8 million and $11.4 million during the same periods in 2010).

TRANSACTION COSTS
Transaction costs were $nil during the three and nine months ended September 30, 2011 (compared to $nil and $4.9 million during the same periods in 2010, respectively). The decrease is due to one-time professional fees incurred related to consulting and legal services in connection with the reorganization of certain assets of BPP into BOX.

INCOME TAX EXPENSE
The Trust is a “mutual fund trust” pursuant to the Income Tax Act (Canada). The Trust distributes or designates all taxable earnings to unitholders, and as such, under current legislation, the obligation to pay tax rests with each unitholder. No current and deferred tax provisions are required on the Trust’s income.

FAIR VALUE GAINS
During the three and nine months ended September 30, 2011, the Trust recognized fair value gains of $20.7 million and $44.6 million, respectively (compared to $4.1 million and $7.3 million during the same periods in 2010). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates, and terminal capitalization rates.

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
Funds from operations was $0.32 per unit and $1.01 per unit during the three and nine months ended September 30, 2011, respectively (compared to $0.38 per unit and $0.99 per unit during the same periods in 2010).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2011	2010	2011	2010
Net income	$50.7	$39.0	$138.5	$94.6
Add (deduct):
Fair value gains	(20.7)	(4.1)	(44.6)	(7.3)
Transaction costs	—	—	—	4.9
Funds from operations	$30.0	$34.9	$93.9	$92.2
Funds from operations – unitholders	8.4	7.6	26.3	20.1
Funds from operations – non-controlling interest	21.6	27.3	67.6	72.1
	$30.0	$34.9	$93.9	$92.2
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Funds from operations per Trust unit	$0.32	$0.38	$1.01	$0.99

RECONCILIATION OF FUNDS FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS
Adjusted funds from operations totaled $0.25 per unit and $0.75 per unit during the three and nine months ended September 30, 2011, respectively (compared to $0.29 per unit and $0.68 per unit during the same periods in 2010).

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions, except per unit amounts)	2011	2010	2011	2010
Funds from operations Deduct:	$30.0	$34.9	$93.9	$92.2
Straight-line rental income	(1.7)	(3.6)	(9.9)	(15.5)
Normalized second-generation leasing commissions and tenant improvements(1)	(3.8)	(3.5)	(11.4)	(10.5)
Normalized sustaining capital expenditures(1)	(0.9)	(0.8)	(2.7)	(2.4)
Adjusted funds from operations	$23.6	$27.0	$69.9	$63.8
Adjusted funds from operations – unitholders	6.6	5.9	19.6	13.9
Adjusted funds from operations – non-controlling interest	17.0	21.1	50.3	49.9
	$23.6	$27.0	$69.9	$63.8
Weighted average Trust units outstanding	26.1	20.3	26.1	20.3
Adjusted funds from operations per Trust unit	$0.25	$0.29	$0.75	$0.68
Trust unit distributions declared	$0.27	$0.24	$0.81	$0.40
(1)
As the components used in calculating adjusted funds from operations vary period to period, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered  to add productive capacity.

Adjusted funds from operations is calculated by adjusting funds from operations for straight-line rental income, normalized second-generation leasing commissions and tenant improvements, and sustaining capital expenditures for maintaining the infrastructure and current rental revenues of our properties. There is no standard industry defined measure of adjusted funds from operations; therefore, our methodology of calculating adjusted funds from operations will differ from other entities and may not be comparable to similar measures presented by other entities.

RECONCILIATION OF CASH FROM OPERATIONS TO ADJUSTED FUNDS FROM OPERATIONS

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010
Cash generated from operating activities Add (deduct):	$40.5	$18.6	$84.8	$49.8
Working capital and other	(12.2)	7.3	(7.2)	11.7
Leasing commissions and tenant inducements	0.5	6.0	7.8	12.4
Amortization of deferred financing costs	(0.5)	(0.6)	(1.4)	(2.1)
Transaction costs	—	—	—	4.9
Normalized second-generation leasing commissions and tenant improvements	(3.8)	(3.5)	(11.4)	(10.5)
Normalized sustaining capital expenditures	(0.9)	(0.8)	(2.7)	(2.4)
Adjusted funds from operations	$23.6	$27.0	$69.9	$63.8

QUARTERLY RESULTS

The results by quarter are as follows:

	2011			2010				2009
(Millions, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$109.1	$109.8	$107.7	$109.4	$111.2	$104.3	$102.5	$111.9
Net operating income	57.0	58.9	57.0	52.7	60.4	55.0	52.4	57.5
Interest expense	23.1	22.3	21.8	22.0	21.7	21.3	21.2	21.5
Funds from operations	30.0	32.5	31.4	27.0	34.9	29.9	27.4	32.2
Adjusted funds from operations	23.6	23.9	22.4	18.5	27.0	20.5	16.3	17.4
Net income (loss)	50.7	47.5	40.3	234.4	39.0	12.0	43.6	(44.1)
Net income (loss) per Trust unit	$0.55	$0.51	$0.43	$2.51	$0.42	$0.13	$0.47	$(0.47)

PART III – RISKS AND UNCERTAINTIES

BOX’s financial results are affected by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate, as well as macroeconomic factors such as economic growth, inflation, interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets that generate sustainable streams of cash flow. Although high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more ensured over the long term and, as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the Trust against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form, which is posted on our Web site at www.brookfieldofficepropertiescanada.com or at www.sedar.com.

PROPERTY-RELATED RISKS
Our strategy is to invest in high-quality office properties as defined by the physical characteristics of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment-grade credit ratings – see “Credit Risk” below) that these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office-property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space, and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs, and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our office properties are subject to mortgages that require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” on page 21 of this MD&A for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio evenly over a 10-year time horizon. We believe that this strategy will most effectively manage interest rate risk.

As outlined under “Capital Resources and Liquidity,” on page 13 of this MD&A, we have an ongoing need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 23.2% of our outstanding commercial property debt at September 30, 2011 is floating-rate debt (December 31, 2010 – 25.3%) and subject to fluctuations in interest rates. The effect of a 100-basis point increase in interest rates on interest expense relating to our floating-rate debt, all else being equal, is an increase in interest expense of $4.0 million on an annual basis or approximately $0.04 per unit. The analysis does not reflect the impact a changing interest rate environment could have on our overall performance and, as a result, it does not reflect the actions management may take in such an environment.

We currently have a level of indebtedness for the Trust of 42.9% of the fair market value of our properties based on September 30, 2011 commercial property valuations. This level of indebtedness is considered by the Trust to be conservative and, based on this, the Trust believes that all debts will be financed or refinanced as they come due in the foreseeable future.

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no single tenant represents more than 11.4% of total leasable area and 4.4% of commercial property revenue.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment-grade credit ratings.

The following list shows our top 20 largest tenants by leasable area in our portfolio and their respective lease commitments:

					000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	Year of Expiry	2011	2012	2013	2014	2015	Beyond	Total	% of Sq. Ft.(2)
1	Suncor Energy Inc.	Calgary	BBB+	2028						1,320	1,320	11.4%
2	Imperial Oil	Calgary	AAA	2016						717	717	6.2%
3	Talisman Energy	Calgary	BBB	2015/2025					12	527	539	4.6%
4	Government and related agencies	Toronto, Calgary	AAA	Various			30	27		465	522	4.5%
5	RBC Financial Group	Toronto, Calgary, Vancouver	AA-	Various	15		58		12	405	490	4.2%
6	Enbridge Inc.	Calgary	A-	2028						300	300	2.6%
7	KPMG Management Services LP	Toronto	Not Rated	2025						297	297	2.6%
8	Canadian Natural Resources	Calgary	BBB	2026						290	290	2.5%
9	CIBC	Toronto, Calgary	A+	2020/2053						289	289	2.5%
10	EnCana Corporation	Calgary	BBB+	2015					241		241	2.1%
11	Deloitte & Touche	Toronto, Calgary	Not Rated	Various					98	123	221	1.9%
12	McMillan LLP	Toronto, Vancouver	Not Rated	Various						196	196	1.7%
13	Goodmans LLP	Toronto	Not Rated	2026						182	182	1.6%
14	The Bay	Toronto	Not Rated	2019/2020						179	179	1.5%
15	Fasken Martineau	Toronto	Not Rated	2030						165	165	1.4%
16	Westcoast Energy	Calgary, Vancouver	BBB+	2015/2022					40	125	165	1.4%
17	Bennett Jones	Calgary	Not Rated	2027						161	161	1.4%
18	Lombard Insurance	Toronto	A-	2022						144	144	1.2%
19	Crescent Point Resources	Calgary	Not Rated	2020						140	140	1.2%
20	Macquarie North America	Toronto, Calgary	A-	Various				37		102	139	1.2%
	Total				15	—	88	64	403	6,127	6,697	57.7%
	Total %				0.2%	0.0%	1.3%	1.0%	6.0%	91.5%	100.0%
(1) From Standard & Poor’s.
(2) Percentage of total leasable area, prior to considering partnership interests in partially owned properties; excludes parking.

LEASE ROLLOVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger our lease-expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. Approximately 4.4% of our leases mature annually up to 2015. Our portfolio has a weighted-average lease life of ten years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our portfolio at September 30, 2011:

	Currently	Remainder							2018
(000’s Sq. Ft.)	Available	2011	2012	2013	2014	2015	2016	2017	& Beyond	Leasable	Parking	Total

Toronto, Ontario	207	47	159	356	205	390	640	341	3,039	5,384	1,468	6,852
Calgary, Alberta	33	17	68	106	60	482	758	67	4,048	5,639	897	6,536
Vancouver, B.C.	18	4	36	106	25	75	45	48	232	589	264	853
Other	—	—	—	1	—	—	—	—	2	3	—	3
Total	258	68	263	569	290	947	1,443	456	7,321	11,615	2,629	14,244
% of total	2.2%	0.6%	2.3%	4.9%	2.5%	8.2%	12.4%	3.9%	63.0%	100.0%	—	100.0%

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition, or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2011 may not provide the same level of increases in rental rates on renewals as compared with previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of ten years.

INSURANCE RISKS
The Trust maintains insurance on its properties. The Trust maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquakes and windstorm). The Trust’s all risk policy limit is $1.5 billion per occurrence. The Trust’s earthquake limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a $100,000 deductible for all locations except British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is $500.0 million per occurrence and in the annual aggregate, and is subject to a deductible of $25,000 combined for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has $1.5 billion limits per occurrence with a $10,000 deductible.

The Trust has insurance covering certain acts of terrorism for up to $1.0 billion of damage and resulting business interruption costs. The Trust continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Trust.

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
Related Party Disclosures – Revised Definition of Related Parties
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

USE OF ESTIMATES
The preparation of our interim financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED-PARTY TRANSACTIONS
In the normal course of operations, the Trust enters into various transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated interim financial statements.

The Trust has entered into two service-support agreements with Brookfield Properties Management Corporation (“BPMC”), a subsidiary of BPP, dated May 1, 2010, for the provision of property management, leasing, construction, and asset management services. The purpose of the agreements is to provide the services of certain personnel and consultants as are necessary to help the Trust operate and manage its assets and tenant base; it also includes a cost-recovery for administrative and regulatory compliance services provided. The fees paid to BPMC are calculated in accordance with the terms of the agreements. Included in operating expenses during the three and nine months ended September 30, 2011, are amounts paid to BPMC for property management services of $3.0 million and $9.0 million, respectively (compared to $3.1 million and $8.7 million during the same periods in 2010, respectively). Included in investment properties during the three and nine months ended September 30, 2011, are amounts paid to BPMC for leasing and construction services of $3.0 million and $5.7 million, respectively (compared to $1.5 million and $3.1 million during the same periods in 2010, respectively). Included in general and administrative expenses during the three and nine months ended September 30, 2011, are amounts paid to BPMC for asset management and administrative and regulatory compliance services of $2.8 million and $9.1 million, respectively, which are consistent with the amounts during the same periods in 2010.

Included in rental revenues during the three and nine months ended September 30, 2011, are amounts received from Brookfield Asset Management Inc. (“BAM”), the ultimate parent of BPP, and its affiliates of $0.8 million and $2.0 million, respectively, which are consistent with the amounts earned during the same periods in 2010.

DISTRIBUTIONS
Trust distributions declared for the three and nine months ended September 30, 2011 and September 30, 2010 are as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
(Millions)	2011	2010	2011	2010(1)
Paid in cash	$4.7	$3.2	$18.7	$6.4
Payable at September 30	2.4	1.6	2.4	1.6
Total	7.1	4.8	21.1	8.0
Per unit	$0.27	$0.24	$0.81	$0.40
(1) Represents five months of distributions in 2010 as the Trust was formed on May 1, 2010.